SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               Cove Apparel, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    22281X101

                                 (CUSIP Number)

                                 James Loughran
                               c/o Loughran & Co.
                               38 Hertford Street
                                 London W1J 7SG
                                 United Kingdom
                                +44 20 7355 2051

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2005
             (Date of Event which Requires Filing of This Statement)


            If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the
            subject of this Schedule 13D, and is filing this schedule
    because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                       |_|

 1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          BLUE STAR INVESTORS LTD.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |_|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevis, West Indies
--------- ---------------------------------------------------------------------
NUMBER OF SHARES               7 SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                 2,650,000
PERSON WITH               ------- ---------------------------------------------
                                8 SHARED VOTING POWER

                                   0
                          ------- ---------------------------------------------
                                9 SOLE DISPOSITIVE POWER

                                 2,650,000
                          ------- ---------------------------------------------
                               10 SHARED DISPOSITIVE POWER

                                  0
--------- ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,650,000
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |_|
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.3%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

Item 1.   Security and Issuer.

         This statement relates to the common stock, $.001 par value per share ("Common Stock"), issued by Cove Apparel, Inc., a Nevada corporation (the "Company"), whose principal executive offices are located at 1003 Dormador, Suite 21, San Clemente, CA 92672.

Item 2.   Identity and Background.

(a) This statement is filed by Blue Star Investors Ltd., a corporation organized under the laws of Nevis, West Indies ("Blue Star" or the "Reporting Person").

(b) The business address for the Reporting Person is: P.O. Box 556, Hunkins Waterfront Plaza, Main Street, Charles Town, Nevis, West Indies.

(c) The Reporting Person is engaged in the business of purchasing, selling, trading and investing in securities for its own account.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is corporation formed under the laws of the West
Indies.


Item 3.   Source and Amount of Funds or Other Consideration.

         On August 28, 2005, the Reporting Person paid $15,000 in cash consideration to acquire 2,650,000 shares of the Company's Common Stock from an individual in a private transaction. The source of funds for this transaction was the Reporting Person's working capital.

Item 4.   Purpose of Transaction.

         The purpose of this Schedule 13D is to report the purchase of the Common Stock described in Item 3 above. The Reporting Person acquired the Common Stock for investment purposes.

          As soon as practicably accomplished in compliance with applicable law, the Reporting Person anticipates that it will vote its shares in favor of a merger agreement between the Company and Euroseas Ltd. ("Euroseas"), a shipping company with headquarters in Greece.

         The terms and conditions of this merger are set forth in a Merger Agreement executed between the Company and Euroseas which is more fully described in the Form 8-K filed by the Company on August 31, 2005. A copy of this Merger Agreement is attached as an Exhibit to the Form 8-K filed by the Company and is herein incorporated by reference.

         Pursuant to the current terms of the Merger Agreement, the Reporting Person's shares of Common Stock will be exchanged for shares in Euroseas at a ratio of 9.7 to 1.

         As a result of the above transaction, the Reporting Person's ownership of 25.3% of the issued and outstanding Common Stock of the Company will be exchanged for less than 1% of Euroseas.

         The merger will effectively change control of the Company and place control in the hands of Euroseas' management.

         On effectiveness of the merger, approximately 44% of the Reporting Person's Euroseas shares acquired in the merger will be placed in escrow with a Collateral Agent under a Pledge Agreement to secure indemnification obligations of certain of the Company's prior shareholders ("Company Principals") to Euroseas relating to representations and warranties made by the Company Principals in connection with the merger. Voting rights in the shares will remain with the beneficial owners of the shares during the life of the Pledge Agreement unless there are material defaults. The Reporting Person is a party to the Pledge Agreement.

         The Reporting Person, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.

         The power to vote or dispose of the shares beneficially owned by Blue Star Investors Ltd. is held by James Loughran and Barry Taleghany, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Blue Star Investors Ltd. For purposes of this statement, the Reporting Person is reporting that:

(a) The Reporting Person is the beneficial owner of 2,650,000 shares of Common Stock, which, to the Reporting Person's knowledge, represents 25.3% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30,
2005).

(b) The Reporting Person has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of all shares of Common Stock listed above. The Reporting Person does not have the shared power to vote or to direct the vote of, or the shared power to dispose or to direct the disposition of, any other shares of Common Stock.

(c) Other than the transaction described above, there have been no transactions in the Common Stock involving the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The pledge agreement described in Item 4.

Item 7. Material to be Filed as Exhibits.

            99.1 Stock Purchase Agreement among the Reporting Person and the individual signatory thereto.

            99.2 Pledge Agreement among the Reporting Person and M&T Trust Company of Delaware.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 30, 2005


BLUE STAR INVESTORS LTD.

By:  /s/ James Loughran
     James Loughran, Authorized Signatory